Exhibit 99.1

OMS Energy Technologies Inc. Reports Strong Cash Generation and Sustained Profitability in First Half of Fiscal Year 2026

Record $128.7 Million Cash Position and Expansion into New International Markets Strengthen OMS’s Long-Term Growth Trajectory

SINGAPORE, November 21, 2025 - OMS Energy Technologies Inc. (“OMS” or the “Company”) (NASDAQ: OMSE), a growth-oriented manufacturer of surface wellhead systems (“SWS”) and oil country tubular goods (“OCTG”) for the oil and gas industry, today announced its unaudited financial results for the six months ended September 30, 2025. OMS delivered robust cash generation, healthy profitability, and significant strategic progress across international markets. Revenue performance during the period reflected more normalized call-off1 orders under long-term contracts in the first half of fiscal 2026, compared with the unusually high call-off volumes in the prior-year period, amid healthy underlying demand and contract visibility.

New partnerships in Angola and Pakistan and strong performance across Indonesia, Egypt, Oman and the United Arab Emirates (UAE) broadened OMS’s global footprint and further diversified revenue. Meanwhile, the Company maintained a solid portfolio of long-term contracts, highlighted by a renewed three-year agreement with PTTEP that strengthens OMS’s leadership in Thailand. In the Indonesian market, the Company’s marketing efforts are attracting new customers, such as PT Seleraya Belida (South Sumatra) and Pertamina Hulu Sanga Sanga (East Kalimantan), and driving steady growth in sales of surface wellhead and Christmas tree products.

First Half of Fiscal Year 2026 Financial Highlights

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Total revenues were $82.8 million, with first half fiscal 2026 dynamics reflecting a more normalized call-off cadence relative to the elevated volumes seen with a major client in Saudi Arabia in the prior-year period.

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Gross margin was 28.2%, remaining at a healthy level due to continued cost and operational discipline, despite the aforementioned unusually higher call-off volumes in the prior-year period.

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Operating profit was $17.9 million with 21.6% operating margin, underscoring OMS’s efficient and resilient business model, tight financial stewardship and strong supply chain management.

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Net cash provided by operating activities was $26.4 million, bringing the Company’s cash, cash equivalents and restricted cash to a record $128.7 million as of September 30, 2025.

Mr. How Meng Hock, Chairman and Chief Executive Officer of OMS, commented, “We achieved key strategic milestones in the first half of fiscal year 2026, delivering strong operating cash flow and strengthening our balance sheet to accelerate our next phase of growth and international expansion. We also maintained healthy profit margins and secured new customer wins and contract renewals in Thailand, Pakistan and Africa amid a challenging macro environment, demonstrating our business model’s resilience and strong expansion momentum. Our active order pipeline and sizeable backlog under major long-term contracts reflect solid underlying demand. Across Thailand, Indonesia and Oman, we are seeing deep customer engagement and steady request activity that supports our long-term market position. With a record cash balance, diversified revenue streams and strengthened financial fundamentals, we’re well-positioned to propel expansion, invest in product innovation and seize high-return opportunities that enhance long-term shareholder value.”

1 A call-off contract enables a customer to order products and services when needed, using pre-agreed terms that vary from customer to customer.

First Half of Fiscal 2026 Financial Results

Total revenues. Total revenues were $82.8 million, compared with $129.2 million for the same period in 2025. The change was primarily attributable to exceptionally high call-off orders under long-term customer contracts in Saudi Arabia in the first half of fiscal 2025, and correspondingly a relatively high year-over-year comparison base.

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Specialty connectors and pipes. Revenues from sales of specialty connectors and pipes were $51.1 million, compared with $95.7 million for the same period in 2025, primarily attributable to the aforementioned timing of call-off orders from a major customer in Saudi Arabia, partially offset by increased export sales to the United Arab Emirates and Indonesia.

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Surface wellhead and Christmas tree equipment. Revenues from sales of surface wellhead and Christmas tree equipment were $6.2 million, compared with $5.1 million for the same period in 2025. The increase was primarily attributable to increased order volumes from key customers in Indonesia, Egypt and Oman.

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Premium threading services. Revenues from the rendering of premium threading services were $18.0 million, compared with $19.3 million for the same period in 2025, mainly attributable to reduced oil and gas production in Malaysia and Singapore, partially offset by higher sales of premium threading services in Indonesia and Thailand.

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Other ancillary services. Revenues generated from other ancillary services were $7.5 million, compared with $9.1 million for the same period in 2025, mainly attributable to softer demand for engineering services and refurbishment services.

Cost of revenues. Cost of revenues was $59.5 million, compared with $86.1 million for the same period in 2025.

Gross profit. Gross profit was $23.3 million, compared with $43.1 million for the same period in 2025. Gross margin was 28.2%, compared with 33.3% for the same period in 2025. The changes were primarily attributable to the unusually high call-off volumes under long-term customer contracts in Saudi Arabia in the first half of fiscal 2025. OMS maintained a healthy gross margin despite the change in timing of call-off orders, reflecting continued cost discipline, operational efficiency and customer engagement.

Selling, general and administrative expenses. Selling, general and administrative expenses were $5.4 million, compared with $5.0 million for the same period in 2025. The increase was primarily due to additional post-IPO compliance costs and cybersecurity readiness initiatives.

Operating profit. Operating profit was $17.9 million, compared with $38.1 million for the same period in 2025.

Total other (expenses)/income, net. Total other expenses, net were $0.07 million, compared with total other income, net of $0.6 million for the same period in 2025. The change was primarily attributable to foreign exchange losses related to the adverse fluctuations of several Asian currencies against the US dollar during the first half fiscal year 2026.

Net profit. Net profit was $14.6 million, compared with $30.7 million for the same period in 2025, primarily attributable to a strong base period, driven by exceptionally high call-off volumes from a major Saudi customer in the first half of fiscal 2025. Adjusting for this, underlying demand and contract visibility remain solid.

Basic and diluted EPS. Basic and diluted earnings per share were $0.33, compared with $0.80 for the same period in 2025, attributable to the unusually high call-off volumes in the first half of fiscal 2025, and correspondingly the relatively high year-over-year comparison base. OMS’s normalized margin profile and earnings capacity remain healthy.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company’s cash, cash equivalents and restricted cash totaled $128.7 million, compared with $75.8 million as of March 31, 2025. The sharp increase was primarily attributable to $26.4 million of net cash provided by operating activities for the first half of 2026, as well as net proceeds of $28.9 million raised from the initial public offering, after deducting underwriting discounts and other offering expenses.

Net cash provided by operating activities was $26.4 million, compared with $23.4 million in the same period in 2025. OMS continues to prioritize strong capital discipline, maintaining a conservative balance sheet and ample liquidity to support future investments and global expansion.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time/8:00 P.M. Singapore Time on November 21, 2025, to discuss its financial results and operating performance for the first half of fiscal year 2026.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://register-conf.media-server.com/register/BI52568cc179f54752b56e7d2ebe9884a8

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will be connected to the conference.

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.omsos.com.

About OMS Energy Technologies Inc.

OMS Energy Technologies Inc. (NASDAQ: OMSE) is a growth-oriented manufacturer of surface wellhead systems (SWS) and oil country tubular goods (OCTG) for the oil and gas industry. Serving both onshore and offshore exploration and production operators, OMS is a trusted engineered solutions supplier across six vital jurisdictions in the Asia Pacific, Middle Eastern and North African (MENA) regions. The Company’s 11 strategically located manufacturing facilities in key markets ensure rapid response times, customized technical solutions and seamless adaptation to evolving production and logistics needs. Beyond its core SWS and OCTG offerings, OMS also provides premium threading services to maximize operational efficiency for its customers.

For more information, please visit ir.omsos.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

OMS Energy Technologies Inc.

Investor Relations

Email: ir@omsos.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: oms@thepiacentegroup.com

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

	As of September 30, 2025	As of March 31, 2025
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	125,986	72,950
Restricted cash, current	1,384	1,692
Trade receivables	14,613	13,467
Contract assets	447	983
Inventories	19,987	32,546
Prepayment and other current assets	5,007	1,646
Amount due from a related party	1,693	1,584
Total Current Assets	169,117	124,868

Non-current assets:
Restricted cash, non-current	1,368	1,189
Right-of-use assets	7,474	8,086
Property, plant and equipment	29,088	32,055
Intangible assets	310	42
Deferred tax assets	1,933	2,938
Prepayment and other non-current assets	2,387	1,327
Total Non-Current Assets	42,560	45,637
Total Assets	211,677	170,505

Liabilities
Current Liabilities:
Trade and other payables	17,606	15,070
Tax payable	4,877	8,200
Lease liabilities, current	1,233	1,187
Total Current Liabilities	23,716	24,457

Non-current Liabilities:
Employee benefits obligation	1,196	827
Lease liabilities, non-current	5,642	6,096
Deferred tax liabilities	3,817	4,217
Provisions	136	321
Total Non-Current Liabilities	10,791	11,461
Total Liabilities	34,507	35,918

Equity
Share capital	4	4
Share premium	101,556	72,648
Retained earnings	72,077	58,634
Accumulated other comprehensive loss	(2,764)	(2,397)
Equity attributable to Shareholders of the Company	170,873	128,889
Non-controlling interests	6,297	5,698
Total equity	177,170	134,587

Total liabilities and equity	211,677	170,505

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the six months ended September 30, 2025	For the six months ended September 30, 2024
	US$’000	US$’000
Revenue	82,805	129,212
Total revenue	82,805	129,212

Cost of revenue	(59,495)	(86,126)
Total cost of revenue	(59,495)	(86,126)

Gross profit	23,310	43,086

Selling, general and administrative expenses	(5,415)	(4,968)
Operating profit	17,895	38,118

Other (expense)/income, net	(74)	593
Total other (expense)/income, net	(74)	593

Finance income	1,554	71
Total finance income	1,554	71

Finance cost	(170)	(122)
Total finance cost	(170)	(122)

Profit before tax	19,205	38,660
Income tax expense	(4,604)	(7,951)
Net profit	14,601	30,709

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss
Foreign currency translation differences	(669)	3,311
Changes resulting from actuarial remeasurement of employee benefits obligation	(3)	(23)
Other comprehensive income/(loss), net of tax	(672)	3,288
Total comprehensive income	13,929	33,997

Net profit attributable to:
Shareholders of the Company	13,840	29,353
Non-controlling interests	761	1,356
Net profit	14,601	30,709

Total comprehensive income attributable to:
Shareholders of the Company	13,473	32,148
Non-controlling interests	456	1,849
Total comprehensive income	13,929	33,997

Basic and diluted weighted-average shares outstanding	41,522,778	36,910,250
Basic and diluted earnings per share (as adjusted) (US$)	0.33	0.80

OMS ENERGY TECHNOLOGIES INC. AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30, 2025	For the six months ended September 30, 2024
	US$’000	US$’000
Operating activities
Net profit	14,601	30,709
Adjustments for:
Income tax expenses	4,604	7,950
Depreciation of property, plant and equipment	3,188	2,027
Amortization of intangible assets	34	31
Depreciation of right-of-use assets	731	437
Loss/(gain) on disposal of property, plant and equipment	1	(135)
Allowance for/(reversal of) inventories obsolescence	330	(49)
Allowance for expected credit losses	—	20
Finance costs	170	122
Finance income	(1,554)	(71)
Loss/(gain) on unrealized foreign exchange	299	(245)

Changes in operating assets and liabilities:
Trade receivables	(1,146)	(11,316)
Contract assets	536	(231)
Inventories	12,228	(20,002)
Prepayment and other assets	(4,481)	(1,220)
Trade receivables due from related parties	(109)	—
Trade and other payables	2,331	19,403
Employee benefits obligation	366	49
	32,129	27,479
Cash provided by operations:
Interest received	1,554	71
Income taxes paid	(7,323)	(4,191)
Net cash provided by operating activities	26,360	23,359

Investing activities
Acquisition of property, plant and equipment	(605)	(1,308)
Acquisition of intangible asset	(327)	(283)
Amount due to a related party	—	(124)
Net cash used in investing activities	(932)	(1,715)

Financing activities
Net proceeds from issuance of shares	28,908	—
Repayment of loans and borrowings	—	(6,504)
Interest paid	(170)	(122)
Payment of lease liabilities	(407)	(476)
Net cash provided by/(used in) financing activities	28,331	(7,102)

Effect of foreign exchange on cash, cash equivalents and restricted cash	(852)	2,730
Net increase in cash, cash equivalents and restricted cash	52,907	17,272

Cash, cash equivalents and restricted cash at beginning of period	75,831	45,430
Cash, cash equivalents and restricted cash at end of period	128,738	62,702
Less: Restricted cash, non-current	1,368	358
Less: Restricted cash, current	1,384	1,727
Cash and cash equivalents at end of period	125,986	60,617